Report regarding the dissolution of Woori Third Asset Securitization Specialty Co., Ltd., a
subsidiary of Woori Finance Holdings Co., Ltd.

On December 30, 2009, the dissolution of Woori Third Asset Securitization Specialty Co., Ltd. (“Woori Third Asset Securitization Specialty”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), was registered with the Financial Services Commission of Korea. As a result, Woori Third Asset Securitization Specialty is no longer a subsidiary of Woori Finance Holdings.

Key details

•	Name of company: Woori Third Asset Securitization Specialty Co., Ltd.

•	Financial status as of September 30, 2009:

(unit: KRW)

		Shareholders’
Total assets (Won)	241,541,351	equity (Won)	(9,745,746,373)

Total liabilities (Won)	9,987,287,724	Paid-in-capital (Won)	10,000,000

•	Number of all affiliated companies (including Woori Finance Holdings and its subsidiaries) after removal of Woori Third Asset Securitization Specialty: 44